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                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

Charles Schwab & Co. Inc. ("Schwab") has acquired control of Jordan Opportunity Fund as of February 29, 2008 due to ownership of greater than 25% of the Fund's outstanding shares. On February 29, 2008, Schwab owned 28.07% of the Fund and thus controlled the Fund as of that date.